

Hilton Group plc

06010914

ANIES ACT 1985 ("THE ACT")

CTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 27 JANUARY 2006 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 95,925,812 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 5.97% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	6,333,130
BANK OF NEW YORK BRUSSELS	1,158,000
BANK OF NEW YORK EUROPE LDN	4,478,900
BANK OF NEW YORK EUROPE LDN	335,700
BANK OF NEW YORK	355,400
BANKERS TRUST LONDON	677,000
BROWN BROTHERS HARRIMAN AND COMPANY	894,100
BROWN BROTHERS HARRIMAN AND COMPANY	3,613,700
BROWN BROTHERS HARRIMAN LTD LUX	950,394
CHASE MANHATTAN BANK AG FRNKFRT S	139,348

CHASE MANHATTAN LONDON	14,900
CITIBANK LONDON	298,700
CLYDESDALE BANK PLC	377,100
DEXIA PRIVATBANK	16,000
JP MORGAN CHASE BANK	10,948,200
JP MORGAN CHASE BANK	75,200
JP MORGAN CHASE BANK	291,400
JP MORGAN, BOURNEMOUTH	3,322,077
JP MORGAN, BOURNEMOUTH	1,511,431
JP MORGAN, BOURNEMOUTH	36,777,282
JP MORGAN, BOURNEMOUTH	277,800
JP MORGAN, BOURNEMOUTH	609,320
MELLON BANK N.A.	61,700
MELLON BANK	3,689,953
MIDLAND SECURITIES SERVICES	303,300
NORTHERN TRUST CO	339,600
NORTHERN TRUST LONDON	11,443,956
NORTHERN TRUST LONDON	189,900
NORTHERN TRUST LONDON	184,700
STATE STR BK & TR CO LNDN (S	3,593,542
STATE STR BK & TR CO LNDN (S	212,652

STATE STREET BANK & TR CO	888,627
STATE STREET BANK & TR CO	1,261,100
STATE STREET BANK & TR CO	279,100
STATE STREET HONG KONG	22,600
TOTAL	95,925,812

Hilton Group plc

RECEIVED
2006 FEB 14 P 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PDMR'S SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR M J NOBLE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN THE COMPANY) THAT ON 31 JANUARY 2006 HE PURCHASED 1,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 189.96P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE HILTON GROUP 1983 SAVINGS RELATED SHARE OPTION SCHEME.

FOLLOWING THIS TRANSACTION, MR NOBLE IS BENEFICIALLY INTERESTED IN 18,352 SHARES AND HOLDS OPTIONS TO PURCHASE 5,415 SHARES UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME.